UNITED STATES
               SECURITIES AND EXCHANGE
                      COMMISSION
               WASHINGTON, D.C. 20549
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                      FORM 12B-25                              SEC FILE NUMBER
                                                                   1-14764
                                                                   1-09046
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              NOTIFICATION OF LATE FILING                        CUSIP NUMBER
                                                                  12686C 109
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(Check One):      |_|  Form 10-K    |_|  Form 20-F  |_|  Form 11-K
                  |X|  Form 10-Q    |_|  Form 10-D  |_|  Form N-SAR
                  |_| Form N-CSR

                  For Period Ended:  June 30, 2006
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
                                ----------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I-- REGISTRANT INFORMATION

Cablevision Systems Corporation
CSC Holdings, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

1111 Stewart Avenue
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Address of Principal Executive Office (Street and Number)

Bethpage, New York 11714
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_]     (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[_]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
              and

[_]     (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cablevision Systems Corporation and CSC Holdings, Inc. (collectively, the "Registrants" or the "Company") are filing this notice in connection with their Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the "Form 10-Q"). As previously announced in its press release dated August 8, 2006, the Company is not in a position to file the Form 10-Q pending completion of its voluntary review of past practices in connection with grants of stock options and stock appreciation rights ("SARs"). The Company expects to restate previously issued annual and interim financial statements to record adjustments relating to stock option and SAR matters. The Company has not fully determined the amount of such adjustments or the resulting tax and accounting impacts.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Victoria D. Salhus            516                 803-2300
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             (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As described in Part III above, the Registrants are not in a position to file the Form 10-Q pending completion of their voluntary review of past practices in connection with grants of stock options and SARs. The Registrants expect to restate previously issued annual and interim financial statements to record adjustments relating to stock option and SAR matters. The Company has not fully determined the amount of such adjustments or the resulting tax and accounting impacts.

     On August 8, 2006, the Company released selected operating and financial measures for the second quarter ended June 30, 2006.

     For the quarter ended June 30, 2006, the Company's consolidated net revenues grew 15.6% to more than $1.4 billion, compared to the prior year period, driven primarily by the addition of more than 1.5 million revenue generating units since the second quarter of 2005, combined with net revenue growth at all other reportable segments.

     On a segment basis, in the second quarter of 2006, net revenues for the Company's Telecommunications Services segment (which includes Cable Television and the Company's "Optimum Lightpath" branded, fiber-delivered commercial data and voice services) rose 17.2% to $1,049.1 million, compared to the prior year period. Net revenues for Cable Television in the second quarter of 2006 increased 17.9% to $1,008.4 million, compared to the prior year period. The increase in net revenue for Cable Television resulted principally from growth in video, high-speed data, and voice customers, which is reflected in the addition of more than 1.5 million revenue generating units since the second quarter of 2005. For the second

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     quarter of 2006, Lightpath net revenues increased 11.3% to $52.9 million, compared to the prior year period. The increase in net revenue at Lightpath is primarily attributable to growth in Optimum Voice call completion activity and Ethernet data services over Lightpath's fiber infrastructure, offset in part by a decline in traditional phone service usage. Lightpath revenue excluding Optimum Voice call activity would have increased 1.0%.

     Rainbow consists of the Company's AMC, IFC and WE tv (formerly known as WE:
     Women's Entertainment) National Programming Services as well as Other Programming. which includes FSN Bay Area, fuse, Mag Rack, Sportskool, News 12 Networks, IFC Entertainment, VOOM HD Networks, Rainbow Network Communications, Rainbow Advertising Sales Corp. and other Rainbow ventures. In connection with the resolution of a contractual dispute with one of its major affiliates, the operations of FSN Chicago were shut down in June 2006. Rainbow net revenues for the second quarter 2006 increased 10.7% to $225.9 million, compared to the prior year period. Second quarter 2005 revenue excluded certain affiliate revenue attributable to the quarter that was not recognized due to a contractual dispute, until the third quarter of 2005 when that dispute was resolved. If this net revenue had been recognized in the second quarter of 2005, second quarter 2006 net revenue would have increased 7.5%. Second quarter 2006 net revenues for the National Programming Services increased 12.0% to $151.7 million, compared to the prior year period. As noted above, second quarter 2005 net revenue excludes certain affiliate revenue, which was recorded in the third quarter of 2005. If this revenue had been recognized in the second quarter of 2005, AMC/IFC/WE's second quarter 2006 net revenue would have increased 7.2%. For the National Programming Services, the second quarter of 2006 includes (1) a 13.8% increase in advertising revenue, as compared to the prior year period, driven principally by higher primetime sellout rates, (2) a 9.9% increase in affiliate revenue compared to the prior year period or a 2.7% increase if the disputed affiliate revenue described above were included in the second quarter of 2005, and (3) viewing subscriber increases of 7.7% at IFC, 5.0% at WE and 1.7% at AMC as compared to June 2005. Second quarter 2006 net revenues for Other Programming rose 4.9% to $79.9 million, as compared to the prior year period. The increase in net revenue was driven primarily by higher revenue at the regional sports and news networks, IFC Entertainment and fuse, partially offset by the impact of the closure of two Metro Channels in 2005.

     Madison Square Garden's primary businesses include: MSG Network, FSN New York, the New York Knicks, the New York Rangers, the New York Liberty, MSG Entertainment, the MSG Arena complex and Radio City Music Hall. Madison Square Garden's second quarter 2006 net revenue increased 6.9% to $162.0 million compared to the second quarter of 2005. MSG's second quarter 2006 revenue was primarily impacted by (1) an increase in net revenue relating to the impact of the 2005/2006 hockey season as compared to the NHL lock-out the prior year, (2) higher network affiliate revenue, as compared to the second quarter of 2005, despite certain retroactive rate adjustments in the second quarter of 2005, and (3) a reduction in revenue associated with the termination of the New York Mets carriage agreement.

     The Company also reported that the April 2006 special cash dividend of $10 per share (totaling approximately $2.96 billion), which was funded by approximately $3 billion of additional debt, would result in significantly increased net interest expense in the second quarter 2006, as compared to the prior year period, primarily as a result of the additional borrowings.

     The Company reported that, because of the results of an ongoing stock options review and an expected restatement of financial results (as described below), the Company will not release full second quarter financial information at this time.

     Further information about results of operations, as well as comparisons and related trends between periods, has not been finalized pending completion of the review. The Company has not completed its preparation of its quarterly financial statements to be included in the Form 10-Q and, as a result, the Company's independent registered public accounting firm has not yet completed their review of the Company's financial statements.


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                         Cablevision Systems Corporation
                               CSC Holdings, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 10, 2006                         By: /s/ Michael P. Huseby
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                                                  Michael P. Huseby
                                                  Executive Vice President and
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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